Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands)
Earnings:
Net loss	$(33,091)	(61,872)	(93,898)	(201,107)	(419,113)
Add: fixed charges	—	—
Earnings as defined	(33,091)	(61,872)	(93,898)	(201,107)	(419,113)
Fixed Charges - Interest Expense	—	—	—	—	—
Ratio of earnings to fixed charges (1)	—	—	—	—	—